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                              September 14, 2020

       Alan Hirzel
       Chief Executive Officer
       Abcam plc
       Discovery Drive
       Cambridge Biomedical Campus
       Cambridge, CB2 0AX
       United Kingdom

                                                        Re: Abcam plc
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
28, 2020
                                                            CIK No. 0001492074

       Dear Mr. Hirzel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted on August 28, 2020

       Prospectus Summary
       Overview, page 1

   1.                                                   We note your revisions
to page ii and elsewhere in response to our
                                                        prior comment number 1.
To the extent you reference a third-party as the source for a statement, please
revise to identify the specific source(s) rather than citing 11 sources collectively as
"Industry Sources." Alternatively, please consider whether to present the disclosure in terms of
your own belief.
 Alan Hirzel
FirstName
Abcam plc LastNameAlan Hirzel
Comapany 14,
September  NameAbcam
              2020     plc
September
Page 2    14, 2020 Page 2
FirstName LastName
Our Competitive Strengths, page 5

2. We note your response to our prior comment number 3 set forth in your response letter.
         Please revise the prospectus to explain that the metric is strongly correlated to sales.
3. We note your response to our prior comment number 4 set forth in your response letter. Please revise the prospectus to include a similar explanation for why you feel appearing first in a web search is a significant and meaningful metric.
Application of Significant Accounting Policies
Impairment of Our ERP System, page 82

4. We note your response to our prior comment number 10. Please expand your disclosures further to clarify that all the modules in question have been fully impaired as a result of your impairment assessment consistent with your response.
Business, page 86

5. With respect to Figure 13 on page 103, please quantify the comparison shown, provide the year(s) covered and disclose the identity of the referenced competitor. Please remove the comparison if you do not wish to name the competitor.
6. With respect to Figure 15 on page 104, please describe the meaning of rebased to 100 for
         OEM in year 0    and explain how the cited illustrative average is
different than an average
         of all of your products. Clarify whether the numbers on the y axis are dollar figures and
         the meaning of    profit per molecule.
Customers, page 105

7. We note your revisions to page 106 in response to our prior comment number 13. Please further explain how changing the feedback mechanism with the new tNPS survey partner resulted in a 10% change and clarify whether your tNPS score for fiscal year 2020
         includes both survey partners    mechanisms.
Description of American Depositary Shares, page 149

8. We note your revised disclosure on page 159 regarding the waiver of jury trial provision.
         Please add risk factor disclosure that highlights material risks to shareholders, including, without limitation, the possibility of less favorable outcomes and the potential to discourage or limit suits by shareholders. Also revise the disclosure on page 159 to clarify whether this provision would apply if the ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.
9. We note that your forum selection provision on page 159 identifies the state and federal courts in the city of New York as the exclusive forum for any legal action arising out of the Deposit Agreement, the ADSs or the ADRs involving the Company or the Depositary.
         Please revise your prospectus to disclose whether this provision applies to actions arising
 Alan Hirzel
Abcam plc
September 14, 2020
Page 3
      under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act and Exchange
      Act claims, please revise page 159 to state such and include in Risk Factor disclosure that the exclusive forum provision may result in increased costs to bring a claim, may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable and there is uncertainty as to whether a court would enforce such provision.
        You may contact Ameen Hamady at 202-551-3891 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262
with any other questions.



                                                            Sincerely,
FirstName LastNameAlan Hirzel
                                                            Division of
Corporation Finance
Comapany NameAbcam plc
                                                            Office of Life
Sciences
September 14, 2020 Page 3
cc:       Nathan Ajiashvili
FirstName LastName